August 31, 2018



Marisa J. Beeney
Chief Legal Officer
Blackstone/GSO Secured Lending Fund
345 Park Avenue, 31st Floor
New York, NY 10154

       Re:    Blackstone/GSO Secured Lending Fund
              Registration Statement on Form 10
              Filed August 2, 2018
              File Nos. 000-55974 and 812-14835

Dear Ms. Beeney:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

   1. Your Form 10 filing indicates your intention "to file an election to be regulated as a business development company ..." Based on your EDGAR filing history you have not filed a Form
      N-6F or a Form N-54A. Briefly explain your intentions with respect to the filing of these forms.
 Marisa J. Beeney
Blackstone/GSO Secured Lending Fund
August 31, 2018
Page 2

Item 1Business, page 2

   2. On page three you discuss the possibility that you may acquire investments, including from an affiliate, "at cost to the warehousing party plus carrying charges, notwithstanding that the fair market value of such investments may have declined below or increased above such cost at the time of transfer." You further state that "[a]ny such agreement would be made at or prior to the warehousing party's acquisition, such that the parties would not know at the time of the agreement whether the investment will appreciate or depreciate prior to the
      Fund's acquisition ..." With a view to disclosure, please explain:
            How the types of warehousing transactions you will use work and are structured, including who selects the investments that end up in the portfolio, what is included in "carrying charges," and other material terms of the arrangement;
            How your obligation to purchase investments, including potential losses thereon, is accounted for and otherwise reflected in NAV. In addition, please explain how these obligations are treated for purposes of complying with Section 61 of the Investment
               Company Act of 1940 (1940 Act);
            Whether you will treat your warehouse agreements as an off-balance sheet obligation for disclosure purposes pursuant to Item 303(a)(4) of Regulation S-K;
               and,
            With respect to purchases involving affiliates, please explain how the transactions are structured to comply with Section 57 of the 1940 Act.
      In addition, please add disclosure addressing the potential for investor dilution if you engage in warehousing transactions under these terms.

   3. Starting on page three you use footnotes as part of your disclosure. In some instances the footnotes impede the disclosure. Where possible, please remove these footnotes and include necessary context in the relevant paragraph.

   4. On page three you state you will employ "a defensive investment approach
.... generally
      lending on a basis of 3.5 times to 5.5 times the borrower's earnings before interest, taxes, depreciation and amortization and at loan to value ratios of 50%-65% ..." Please revise your disclosure to clarify what lending on a basis of 3.5 times to 5.5 times borrower EBITDA
      means. In addition, please clarify how EBIDTA is calculated   for
example, is it based on
      historical or projected numbers, does it include add-backs, etc. Also, please clarify how
      "value" is determined for purposes of calculating your loan to value ratios.

   5. The disclosure on page four states that, "[s]ubject to the limitations of the 1940 Act, we may invest in loans of other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other GSO funds." Please explain to us what sorts of investments are contemplated by this statement and how they can be made consistent with the limitations contained in the 1940 Act.

   6. On page 15 under Viable Exit Strategy, you disclosure that, "[i]n addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on
 Marisa J. Beeney
Blackstone/GSO Secured Lending Fund
August 31, 2018
Page 3

       our investment include refinancings, sales of portfolio companies, and in some cases initial public offering and secondary offering. Please clarify whether the loans you will typically make will be amortizing or not; if not, please consider the need for additional disclosure about the assumptions and risks. It is unclear for example, how changes in the credit markets, economy, and other factors impact the viability of your exit strategies, particularly for investments at the lower end of your investment range. Please revise or advise as appropriate.

   7. Supplementally tell us what sorts of information is typically provided under "flash reporting" and how it impacts your NAV calculations.

   8. Please clarify the meaning of the statement on page 18 that, "[w]hen, in order to maximize our recovery, GSO is forced to take positions inconsistent with the company's shareholders,
      GSO expects to act quickly to enforce its rights."

   9. Please clarify what you mean by "fulcrum security" as used on page 19.

   10. On page 22 you disclose that you "intend to conduct repurchase offers
.... on a quarterly
       basis at a price per share expected to reflect net asset value per share." Please clarify what date will be used to calculate the NAV investors will be receive in a repurchase offer.

   11. The disclosure on page 23 discussing the offering price following the initial drawdown date includes a parenthetical "taking into account any investment valuation adjustments from the last quarterly valuation date in accordance with the Fund's valuation policy, subject to certain adjustments." Please confirm your understanding of Section 23(b) of the 1940 Act and explain how the NAV used at the time of sale will comply with
Section 23(b).

Item 1A Risk Factors, page 35

   12. You currently present over 25 pages of risk factor disclosure. Some of the risk factors are lengthy, detailed, and complex. Others are generic and would apply to any issuer. We are concerned that the length and complexity of the risk disclosure may distract investors from other essential information contained in your prospectus. Please review the risk factors to ensure it is clear and concise and revise as necessary.

   13. The disclosure on page 36 indicates the Advisory Agreement "has been approved," and
       "will have termination provisions that allow the parties to terminate the agreement."
       Disclosure later in your document suggests the Advisory Agreement has not been approved.
       See, e.g., page 72 ("We expect to enter into ..."). Please revise as necessary.

   14. The disclosure on page 45 suggests you may create a CLO vehicle. Please clarify who will manage the CLO vehicle and any compensation they may receive for structuring and/or managing the vehicle.
 Marisa J. Beeney
Blackstone/GSO Secured Lending Fund
August 31, 2018
Page 4

   15. The disclosure on page 56 and elsewhere describing your co-investment relief includes a statement that "[n]either the adviser nor its affiliates will be obligated to offer us the right to participate in any transactions originated by them." Please reconcile this statement to the conditions contained within your exemptive application.

   16. On page 58 you state that, in the event you default under a credit facility, "the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition ..." Please explain to us the circumstances covered by this statement and how permitting the lending agent this level of control would be consistent with Section 15 of the
       1940 Act and the board and adviser's fiduciary duties.

   17. We note the page 58 reference to "limitations on how borrowed funds may be used"
       including restrictions based on geography, industry, loan size, payment frequency, and the like. Please confirm that any material restrictions in your credit agreements impacting investment flexibility will be described in disclosure once known.

Item 2 Financial Information, page 64

   18. The disclosure here and elsewhere indicates that certain costs and expenses of the administrator and adviser will be allocated to you. In an appropriate location, please explain the allocation methodologies that will be used to allocate these costs and expenses.

Item 11 Description of the Registrant's Securities to be Registered, page 96

   19. Please confirm the disclosure on page 97 under Amendment of the Declaration of Trust; No
       Approval by Shareholders is not designed to limit shareholder voting rights under the 1940
       Act, including Section 58.

Item 15 Financial Statements and Exhibits

   20. We note that you have not filed required exhibits. Please note that we review and frequently comment upon these exhibits and plan accordingly.
 Marisa J. Beeney
Blackstone/GSO Secured Lending Fund
August 31, 2018
Page 5

Closing

         We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

                                      * * * * *

       If you have any questions prior to filing an amendment, please call me at (202) 551-3393.



                                                            Sincerely,



                                                            Jay Williamson
                                                            Senior Counsel




cc:    Simpson Thacher & Bartlett LLP
             Rajib Chanda
             Christopher Martini
             Ben Wells

       GSO Capital Partners LP
            Steve Flantsbaum